UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

 Fox Factory Holding Corp
(Exact name of registrant as specified in its charter)

Delaware	001-36040	26-1647258
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

915 Disc Drive
Scotts Valley, California 95066
(Address of principal executive offices, including zip code)

David Haugen, (831) 274-6500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:This Form SD of Fox Factory Holding Corp. (“Fox” or the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 through December 31, 2014 (the “Reporting Period”).

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
For the Reporting Period , the Company conducted an analysis of its products and found that small quantities of conflict minerals (cassiterite, columbite-tantalite, gold, wolframite or their derivatives, which are limited to tin, tantalum, and tungsten) (“Conflict Minerals”) are contained in some of its products (the “Covered Products”). Therefore, for the Reporting Period, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) which was reasonably designed to determine whether any of the Necessary Conflict Minerals contained in its Covered Products originated in a Covered Country or came from recycled or scrap sources. “Necessary Conflict Minerals” are Conflict Minerals that are necessary to the functionality or production of products that the Company manufactures or that the Company contracts with others to manufacture for it. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.
To conduct its RCOI, the Company engaged with its suppliers of necessary conflict minerals and made inquiries to those suppliers about the source of those necessary conflict minerals and about the smelters or refiners used to process those conflict minerals. In the Company’s supplier engagement, it used the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative to request information from its suppliers about their supply chain and to gather information about the country of origin of its Necessary Conflict Minerals. The Company does not have direct relationships with smelters or refiners in its supply chain, therefore it asked its suppliers to engage with their own respective suppliers to gather the requested information.
Conclusions
The Company received responses from 95% of the suppliers who supplied it with Necessary Conflict Minerals during the Reporting Period. As a result of those responses, for the Reporting Period, the Company has determined it has no reason to believe that the Company’s Necessary Conflict Minerals originated or may have originated in the Covered Countries and does not know or have reason to believe that those necessary conflict minerals are not or may not be from recycled or scrap sources.
A copy of this Form SD is publicly available at www.ridefox.com. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

Item 1.02 Exhibit
No Conflict Minerals Report is required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: June 1, 2015    FOX FACTORY HOLDING CORP.
By:    /s/ Zvi Glasman
Zvi Glasman
Chief Financial Officer and Treasurer